DONALD R. REYNOLDS

dreynolds@wyrick.com

December 16, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Jim Peklenk

Re:	Salix Pharmaceuticals, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 9, 2011

File No. 000-23265

Ladies and Gentlemen:

We write this letter on behalf of our client Salix Pharmaceuticals, Ltd. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated December 2, 2011. The comments are repeated below in italics for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

If government and other third-party payors do not provide coverage or reimburse patients for our products, our ability to derive revenues might suffer, page 27.

1.

Please provide us proposed disclosure to be included in MD&A of future periodic reports that includes a quantified discussion of how the Patient Protection and Affordable Care Act of 2010 affected your 2010 operational results, including any cost increases to you in the form of higher rebate payments, the industry wide “pharmaceutical excise tax” etc.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 16, 2011

and provide disclosure on estimated affects on 2011 operational results. Refer to ASU 2010-27.

Please see the proposed additional disclosure to be included in MD&A of future Salix periodic reports below.

“The enactment of the “Patient Protection and Affordable Care Act” and “The Health Care and Education Reconciliation Act of 2010” in March 2010 brings significant changes to U.S. health care. These changes began to take effect in the first quarter of 2010. Changes to the rebates for prescription drugs sold to Medicaid beneficiaries, which increase the minimum statutory rebate for branded drugs from 15.1 percent to 23.1 percent, were generally effective in the first quarter of 2010. This rebate has been expanded to managed Medicaid, a program that provides for the delivery of Medicaid benefits via managed care organizations, under arrangements between those organizations and state Medicaid agencies. Additionally, a prescription drug discount program for outpatient drugs in health care facilities that serve low-income and uninsured patients, known as 340B facilities, has been expanded. The effect of these changes was not material to our 2010 financial results. Based on our current product and payor mix, we believe the effect of these changes should not be material to our future financial results.

Also, there are changes to the tax treatment of subsidies paid by the government to employers who provide their retirees with a drug benefit at least equivalent to the Medicare Part D drug benefit. Beginning in 2013, the federal government will tax the subsidy it provides to such employers. We do not provide retirees with any drug benefits, therefore this change should not affect our financial results.

Beginning in 2011, drug manufacturers will provide a discount of 50 percent of the cost of branded prescription drugs for Medicare Part D participants who are in the “doughnut hole” coverage gap in Medicare prescription drug coverage. The doughnut hole will be phased out by the federal government between 2011 and 2020. Based on our current product and payor mix, we expect the cost of this discount to be less than 1% of our gross revenue for the year ended December 31, 2011, however, the cost of this discount might have a material effect on our results of operations in future periods.

Additionally, beginning in 2011, pharmaceutical manufacturers and importers that sell branded prescription drugs to specified government programs will have to pay a non-tax deductible annual fee to the federal government. Companies will have to pay an amount based on their prior calendar year market share for branded prescription drug sales into these government programs. Based on our current product and payor mix, we believe the effect of this tax will not be material to our financial results in 2011 or future periods.”

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 16, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 39

2.	Regarding your Schedule II – Valuation and Qualifying Accounts (page F-31), please provide us (for your roll-forward tables) proposed disclosure to be included in your next periodic filing that allocates the amount of the current provision between the amounts related to sales made in the current period and sales made in prior periods. Otherwise, please state that you are not able to do this and explain why.

Please see the proposed additional disclosure to be included in Salix’s next periodic report below. Schedule II – Valuation and Qualifying Accounts has been revised to allocate the amount of the current provision between the amounts related to sales made in the current period and sales made in prior periods.

	Rebates and Chargebacks	Returns	Other Sales Deductions	Total
(in thousands)
Balance at December 31, 2008	$7,437	$26,597	$565	$34,599
Current year provision	28,642	6,972	—	34,514
Prior year provision	173	(1,867)	—	(1,694)
Payments or credits – current year	(12,615)	—	—	(12,615)
Payments or credits – prior year	(6,479)	(16,819)	(57)	(23,355)

Balance at December 31, 2009	17,158	14,883	508	32,549
Current year provision	75,660	10,255	—	85,915
Prior year provision	2,217	5,357	—	7,574
Payments or credits – current year	(44,323)	—	—	(44,323)
Payments or credits – prior year	(9,879)	(10,790)	—	(20,669)

Balance at December 31, 2010	40,833	19,705	508	61,046
Current year provision	—	—	—	—
Prior year provision	—	—	—	—
Payments or credits – current year	—	—	—	—
Payments or credits – prior year	—	—	—	—

Balance at December 31, 2011	$40,833	$19,705	$508	$61,046

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 16, 2011

Inventories, page 41

3.	Please provide us proposed disclosure to be included in your next periodic filing that explains why you increased your inventory reserve from $2.8 million at December 31, 2009 to $6.6 million at December 31, 2010.

Please see the proposed additional disclosure for Salix’s next periodic report.

“On November 3, 2010, we received a paragraph IV notification from Novel stating that Novel had filed an ANDA application to seek approval to market a generic version of Metoclopramide Hydrochloride ODT, 5 mg and 10 mg. The notification letter asserted non-infringement of U.S. Patent No. 6,413,549 (“the ‘549 patent”). Upon examination of the relevant sections of the ANDA, we concluded that the ‘549 patent would not be enforced against Novel. As a result of this event, we evaluated the net realizable value of Metozolv inventory and recorded a $4.0 million increase to our inventory reserve.”

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes To Consolidated Financial Statements

4.	Please provide us proposed disclosure to be included in your next periodic filing that states your accounting policy for the recognition and classification of the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care and Education Affordability Reconciliation Act on pharmaceutical companies that sell branded prescription drugs or biologics to specified government programs in the United States. Further, quantify the fees accrued and expensed to date. Refer to ASU 2010-27.

Please see the proposed additional disclosure as a Note to Consolidated Financial Statements for Salix’s Next periodic report.

“Pharmaceutical Manufacturers Fee

Effective January 1, 2011 we adopted Accounting Standard Update (“ASU”) No. 2010-27, Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers. This ASU provides guidance on how pharmaceutical manufacturers should recognize and classify in their income statements fees mandated by the Patient Protection and Affordable Care Act (PPACA) and the Health Care and Education Reconciliation Act, both

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 16, 2011

enacted in March 2010, referred to in this Note as the “Acts”. The Acts impose an annual fee on the pharmaceutical manufacturing industry for each calendar year beginning on or after January 1, 2011, payable no later than September 30 of the applicable calendar year and not tax deductible. The amount payable by a company is based on its brand prescription drug sales (including authorized generic product sales) for the preceding year as a percentage of the industry’s brand prescription drug sales (including authorized generic product sales) for the same period. The ASU specifies that the liability for the fee should be estimated and recorded in full upon the first qualifying sale with a corresponding deferred cost that is amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. The annual fee is an operating expense in the income statement. The annual impact of this fee on us will be highly variable depending on the volume of our product sales. There was no material impact of the adoption of this guidance on the consolidated financial statements of the Company at December 31, 2011.”

8. Intangible Assets and Goodwill

5.	You state that “The Company accounted for the Progenics transaction as a business combination under the acquisition method of accounting…”. Please provide us your analysis, citing authoritative literature, used in determining that this acquisition was a “business” acquisition versus an “asset” acquisition. Tell us how you considered the guidance in ASC 805-10-55-4 through 9 and ASC 805-50-30-1.

On February 3, 2011 Salix acquired from Progenics Pharmaceuticals, Inc. exclusive worldwide rights (except in Japan) to develop and commercialize products containing methylnaltrexone, or the MNTX Compound, marketed under the name RELISTOR®. The FDA has approved marketing RELISTOR Subcutaneous Injection for the treatment of opioid-induced constipation in patients with advanced illness who are receiving palliative care, when response to laxative therapy has not been sufficient.

Salix considered the guidance in ASC 805-10-55-4 through 9 and ASC 805-50-30-1 in determining how to account for the Progenics transaction. ASC 805-10-55-4 defines the three elements of a business as: (1) inputs; (2) processes applied to those inputs; and (3) outputs. To be considered a business, a set of activities and assets is required to have only the first two of these elements (inputs and processes) which together are, or will be, used to create outputs.

Under the Progenics agreement, Salix obtained inputs (intellectual property, a commercial product, inventory, etc.), processes (manufacturing processes, etc.) and outputs

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 16, 2011

(sales from a commercial product, etc.). Based on these facts Salix believes this transaction was the acquisition of a business and should be accounted for under ASC 805.

More specifically, in the Progenics transaction, Salix acquired three assets: (1) the currently approved and commercialized drug, RELISTOR Subcutaneous Injection; (2) the development program for Methylnaltrexone subcutaneous injection for opioid-induced constipation in patients with chronic non-malignant pain; and (3) the development program for Methylnaltrexone in an oral formulation for opioid-induced constipation in patients with chronic non-malignant pain. Salix engaged an independent appraiser to perform an analysis of the transaction in order to value the contingent consideration and allocate the resulting amount among the assets acquired, based on our financial model and assumptions. Based on the appraisal, Salix estimated the value of the contingent development and sales milestones as $53 million. Together with the upfront payment of $60 million, the combined value of the transaction is $113 million. Based on the appraisal analysis Salix allocated $39.2 million of the purchase price to the currently approved drug, $41.6 million to the subcutaneous chronic pain program and $32.2 million to the oral chronic pain program. Salix included the $39.2 million in Product Rights and Intangibles on its balance sheet and is amortizing it over the 15 years of its useful life beginning April 1, 2011, which is the date Salix began detailing, commercializing and selling the product. Salix included the remaining two asset amounts in Product Rights and Intangibles as an indefinite-lived intangible and will re-evaluate their values each period under ASC 805. Salix recorded the $53 million estimated value of the contingent consideration as a long-term liability and will also re-evaluate it each period under ASC 805.

*    *    *    *    *    *    *    *

On behalf of Salix, we respectfully submit that the foregoing is appropriately responsive to the comments of the Staff. In addition, please see the requested written “Tandy representations” statement from Salix.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds

Donald R. Reynolds

cc:	Adam C. Derbyshire

Mark D. Reeth, Esq.

December 16, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Jim Peklenk

Re:	Salix Pharmaceuticals, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 9, 2011

File No. 000-23265

Ladies and Gentlemen:

In connection with responding to comments of the Staff of the Securities and Exchange Commission with respect of the above-captioned filings as set forth in your letter of December 2, 2011, Salix Pharmaceuticals, Ltd. hereby acknowledges that:

•	Salix Pharmaceuticals, Ltd. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Salix Pharmaceuticals, Ltd. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Salix Pharmaceuticals, Ltd.

By: /s/ Adam C. Derbyshire
Chief Financial Officer